AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 23, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
(PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934)

INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND
(Name of Subject Company (Issuer))

INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND
(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, NO PAR VALUE
(Title of Class of Securities)

46132R104
(CUSIP Number of Class of Securities)

Jeffrey H. Kupor, Esq.
1555 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 439-3463

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

* Set forth the amount on which the filing fee is calculated and state how it was determined.

/  / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________________________________________________
Form or Registration No.: __________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     /  / third-party tender offer subject to Rule 14d-1.

     /X/ issuer tender offer subject to Rule 13e-4.

     /  / going-private transaction subject to Rule 13e-3.

     /  / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /  /

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

     /  / Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

     /  / Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Press Release For Immediate Release

Invesco Advisers Announces Details of Tender Offers for Invesco Dynamic Credit Opportunities Fund, Invesco High Income Trust II
 and Invesco Senior Income Trust

Media Relations Contact: Jeaneen Terrio; 212.278.9205; Jeaneen.Terrio@invesco.com

ATLANTA, October 23, 2019 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today additional details of the previously announced tender offers for Invesco Dynamic Credit Opportunities Fund (NYSE: VTA), Invesco High Income Trust II (NYSE: VLT) and Invesco Senior Income Trust (NYSE: VVR) (each, a “Fund” and collectively, the “Funds”).

Invesco Dynamic Credit Opportunities Fund will conduct a tender offer for cash of up to 11,114,143 of the Fund’s outstanding common shares of beneficial interest (“common shares”), representing fifteen percent of its common shares.

Invesco High Income Trust II will conduct a tender offer for cash of up to 1,623,686 of the Fund’s common shares, representing twenty percent of its common shares.

Invesco Senior Income Trust will conduct a tender offer for cash of up to 27,005,424 of the Fund’s common shares, representing fifteen percent of its common shares.

Each Fund’s tender offer will commence on Friday, November 1, 2019, and will expire, unless extended, at 11:59 p.m., New York City time, on Thursday, December 5, 2019. Subject to various terms and conditions described in offering materials to be distributed to shareholders: (1) purchases will be made at a price per share equal to 98.5% of each Fund’s net asset value (“NAV”) per share as of the close of trading on the first business day after the expiration of the offer; and (2) if more shares are tendered than the amount the Board has authorized to purchase, each Fund, as applicable, will purchase a number of shares equal to the offer amount on a prorated basis. The commencement of the tender offers is pursuant to agreements between each Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties. Pursuant to the agreements, Saba has agreed to be bound by certain standstill covenants.  Saba has filed copies of the agreements with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to its Schedule 13D.

Each Fund’s common shares have recently traded at a discount to their NAV per share. During the pendency of the tender offer, the current NAV per share will be available by telephone at 1-800-341-2929 or on the Funds’ website at www.invesco.com/us.

Invesco High Income Trust II has implemented a managed distribution plan (the “Plan”) whereby it will increase its monthly dividend to common shareholders to a stated fixed monthly distribution amount based on a distribution rate of 8.5 percent of the closing market price per share as of August 1, 2018, the effective date of the Plan. The Plan is intended to provide shareholders with a consistent, but not guaranteed, periodic cash payment, regardless of when or whether income is earned or capital gains are realized. If sufficient investment income is not available for a monthly distribution, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution level under the Plan. A return of capital may occur, for example, when some or all of the money that shareholders invested in the Fund is paid back to them. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” No conclusions should be drawn about the Fund’s investment performance from the amount of its distributions or from the terms of the Plan. The Plan will be subject to periodic review by the Fund’s Board of Trustees, and the Board of Trustees may amend the terms of the Plan or terminate the Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of the Plan could have an adverse effect on the market price of the Fund’s common shares.

TENDER OFFER STATEMENT

The above statements are not intended to constitute an offer to participate in the tender offers. Further information about the tender offers will be announced via future press releases. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offers will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Funds should read the respective offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers. These and other filed documents will be available to investors for free both at the website of the SEC and from the Funds.

_____________________________________

For more information, call 1-800-341-2929.

About Invesco Ltd.
Invesco is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life.  Our 13 distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities.  With offices in 25 countries, Invesco managed $1.2 trillion in assets on behalf of clients worldwide as of September 30, 2019.  For more information, visit www.invesco.com.

NOT FDIC INSURED  |  MAY LOSE VALUE  |  NO BANK GUARANTEE

—Invesco—

Invesco
1555 Peachtree Street, N.E.
Atlanta, GA 30309

www.invesco.com